

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 4, 2017

<u>Via E-Mail</u>
Kristen M. Benson
Executive Vice President, General Counsel and Corporate Secretary
Care Capital Properties, Inc.
191 North Wacker Drive, Suite 1200
Chicago, Illinois 60606

  Re: Care Capital Properties, LP
     Registration Statement on Form S-4
     Filed December 23, 2016
     File No. 333-215292

Dear Ms. Benson:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 with any questions.

         Sincerely,

         /s/ Tom Kluck

         Tom Kluck
         Legal Branch Chief
         Office of Real Estate and
         Commodities

cc: J. Gerard Cummins, Esq. (via E-mail)
   Sidley Austin LLP